Filed Pursuant to Rule 433

Registration No. 333-158663

Subject to Completion

Preliminary Term Sheet dated July 29, 2009

The Currency MITTS® are being offered by Bank of America Corporation (“BAC”). The Currency MITTS will have the terms specified in this term sheet as supplemented by the documents indicated herein under “Additional Terms” (together, the “Note Prospectus”). Investing in the Currency MITTS involves a number of risks. There are important differences between the MITTS and a conventional debt security, including different investment risks. See “Risk Factors” and “Additional Risk Factor” on page TS-5 of this term sheet and beginning on page S-12 of product supplement MITTS-3. MITTS:

Are Not FDIC Insured	Are Not Bank Guaranteed	May Lose Value

In connection with this offering, each of Merrill Lynch, Pierce, Fenner & Smith Incorporated (“MLPF&S”) and its broker-dealer affiliate First Republic Securities Company, LLC (“First Republic”) is acting in its capacity as principal for your account.

None of the Securities and Exchange Commission (the “SEC”), any state securities commission, or any other regulatory body has approved or disapproved of these securities or determined if this Note Prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Unit	Total
Public offering price (1)	$10.00	$
Selling discount (1)	$0.175	$
Proceeds, before expenses, to Bank of America Corporation	$9.825	$

(1)	The public offering price and selling discount for any purchase of 500,000 units or more in a single transaction by an individual investor will be $9.95 per unit and $0.125 per unit, respectively.

*Depending on the date the Currency MITTS® are priced for initial sale to the public (the “pricing date”), which may be in August or September 2009, the settlement date may occur in August or September 2009 and the maturity date may occur in August or September 2011. Any reference in this term sheet to the month in which the pricing date, the settlement date, or the maturity date will occur is subject to change as specified above.

Merrill Lynch & Co.	Banc of America Investment Services, Inc.

August     , 2009

Units	Expected Pricing Date*	August , 2009
Currency Market Index Target-Term Securities®	Settlement Date*	August , 2009
Linked to the Brazil and China Currency Basket,	Maturity Date*	August , 2011
due August , 2011	CUSIP No.
$10 principal amount per unit
Term Sheet No.
Currency Market Index Target-Term Securities®
120%—150% participation in increases in the value of the Brazil and China Currency Basket, which tracks the Brazilian real and the Chinese renminbi (yuan) relative to the U.S. dollar		STRUCTURED INVESTMENTS PRINCIPAL PROTECTION ENHANCED INCOME MARKET PARTICIPATION ENHANCED PARTICIPATION
A maturity of approximately 2 years
95% principal protected at maturity against decreases in the value of the Brazil and China Currency Basket
Repayment of principal at maturity is subject to the credit risk of Bank of America Corporation
No periodic interest payments
No listing on any securities exchange
This debt is not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program

Summary

The Currency Market Index Target-Term Securities® Linked to the Brazil and China Currency Basket, due August     , 2011 (the “MITTS”) are our senior unsecured debt securities and are not guaranteed or insured by the Federal Deposit Insurance Corporation or secured by collateral. The MITTS will rank equally with all of our other unsecured and unsubordinated debt, and any payments due on the MITTS, including any repayment of principal, will be subject to the credit risk of BAC.

The Exchange Rate Measure to which the MITTS are linked is the “Brazil and China Currency Basket” which tracks the value of an equally weighted investment in the Brazilian real and the Chinese renminbi (yuan) (each an “underlying currency”), based on the exchange rate for each underlying currency relative to the U.S. dollar. The MITTS provide investors with a 120% to 150% participation rate in increases in the value of the Brazil and China Currency Basket from the Starting Value, as determined on the pricing date, to the Ending Value, as determined on a calculation day shortly before the maturity date. Investors should be of the view that the value of the Brazil and China Currency Basket will increase over the term of the MITTS. Investors must be willing to forgo interest payments on the MITTS and be willing to accept a repayment at maturity that is up to 5% less than the Original Offering Price.

Capitalized terms used but not defined in this term sheet have the meanings set forth in product supplement MITTS-3. Unless otherwise indicated or unless the context requires otherwise, all references in this document to “we,” “us,” “our,” or similar references are to BAC.

Terms of the MITTS

Issuer:	Bank of America Corporation (“BAC”)
Original Offering Price:	$10 per unit
Base Value:	$10 per unit
Term:	Approximately 2 years
Exchange Rate Measure:	A Brazil and China Currency Basket which tracks the value of an equally weighted investment in the Brazilian real and the Chinese renminbi (yuan), based on the exchange rate for each underlying currency relative to the U.S. dollar.
Initial Exchange Rate:	The Initial Exchange Rate for each underlying currency will be determined on the pricing date and set forth in the final term sheet made available in connection with the sale of the MITTS.
Starting Value:	The Starting Value of the Brazil and China Currency Basket will be set to 100 on the pricing date.
Ending Value:	The value of the Brazil and China Currency Basket on the calculation day, calculated based upon the exchange rate of each underlying currency on that day, as described below under “The Brazil and China Currency Basket.” If it is determined that the scheduled calculation day is not a business day, the Ending Value will be determined as more fully described in product supplement MITTS-3.
Calculation Day:	The fifth scheduled business day immediately prior to the maturity date, determined on the pricing date and set forth in the final term sheet made available in connection with sales of the MITTS.
Participation Rate:	The Participation Rate will be between 120% and 150%. The actual Participation Rate will be determined on the pricing date and set forth in the final term sheet made available in connection with sales of the MITTS.
Minimum Redemption Amount:	$9.50 per unit
Calculation Agent:	Merrill Lynch Capital Services, Inc., a subsidiary of BAC

Determining the Redemption Amount for the MITTS

On the maturity date, you will receive a cash payment per MITTS (the “Redemption Amount”) calculated as follows:

Hypothetical Payout Profile

This graph reflects the hypothetical returns on the MITTS at maturity, based on the hypothetical Participation Rate of 135% (the midpoint of the Participation Rate range of 120% to 150%), the Base Value of $10, and the Minimum Redemption Amount of $9.50. The blue line reflects the hypothetical returns on the MITTS, while the dotted gray line reflects the hypothetical returns of a direct investment in the Brazil and China Currency Basket.

This graph has been prepared for purposes of illustration only. Your actual return will depend on the actual Participation Rate, Ending Value, and the term of your investment.

Hypothetical Redemption Amounts

Examples

Set forth below are three examples of Redemption Amount calculations (rounded to three decimal places) payable at maturity, based upon the Base Value of $10 (per unit), the Minimum Redemption Amount of $9.50 (per unit), the Starting Value of 100.00, and a hypothetical Participation Rate of 135% (the midpoint of the Participation Rate range of $120% to 150%):

Example 1 — The hypothetical Ending Value is equal to 50.00:

Redemption Amount (per unit) = $9.500 (The Redemption Amount cannot be less than the Minimum Redemption Amount.)

Example 2 — The hypothetical Ending Value is equal to 97.00:

Redemption Amount (per unit) = $10 –	[	$10 ×	(100.00 - 97.00)	]	= $9.700
100.00

Example 3 — The hypothetical Ending Value is equal to 140.00:

Redemption Amount (per unit) = $10 +	[	$10 × 135% ×	(140.00 - 100.00)	]	= $15.400
100.00

The following table illustrates, for the Starting Value of 100 and a range of hypothetical Ending Values of the Brazil and China Currency Basket:

▪	the percentage change from the Starting Value to the hypothetical Ending Value;

▪	the hypothetical Redemption Amount per unit of the MITTS (rounded to three decimal places);

▪	the total rate of return to holders of the MITTS; and

▪	the pretax annualized rate of return to holders of the MITTS.

The table below is based on a hypothetical Participation Rate of 135% (the midpoint of the Participation Rate range of 120% to 150%), the Base Value of $10 per unit, and the Minimum Redemption Amount of $9.500 per unit.

Hypothetical Ending Value	Percentage Change from the Starting Value to the Hypothetical Ending Value	Hypothetical Redemption Amount per Unit	Total Rate of Return on the MITTS	Pretax Annualized Rate of Return on the MITTS(1)
45.00	-55.00%	$9.500	-5.00%	-2.55%
50.00	-50.00%	$9.500	-5.00%	-2.55%
55.00	-45.00%	$9.500	-5.00%	-2.55%
60.00	-40.00%	$9.500	-5.00%	-2.55%
65.00	-35.00%	$9.500	-5.00%	-2.55%
70.00	-30.00%	$9.500	-5.00%	-2.55%
75.00	-25.00%	$9.500	-5.00%	-2.55%
80.00	-20.00%	$9.500	-5.00%	-2.55%
85.00	-15.00%	$9.500	-5.00%	-2.55%
90.00	-10.00%	$9.500	-5.00%	-2.55%
95.00	-5.00%	$9.500(2)	-5.00%	-2.55%
97.00	-3.00%	$9.700	-3.00%	-1.52%
98.00	-2.00%	$9.800	-2.00%	-1.01%
99.00	-1.00%	$9.900	-1.00%	-0.50%
100.00(3)	0.00%	$10.000	0.00%	0.00%
105.00	5.00%	$10.675	6.75%	3.29%
110.00	10.00%	$11.350	13.50%	6.43%
115.00	15.00%	$12.025	20.25%	9.44%
120.00	20.00%	$12.700	27.00%	12.32%
125.00	25.00%	$13.375	33.75%	15.08%
130.00	30.00%	$14.050	40.50%	17.75%
135.00	35.00%	$14.725	47.25%	20.31%
140.00	40.00%	$15.400	54.00%	22.80%
145.00	45.00%	$16.075	60.75%	25.20%
150.00	50.00%	$16.750	67.50%	27.53%

(1)	The annualized rates of return specified in this column are calculated on a semi-annual bond equivalent basis and assume an investment term from July 25, 2009 to July 25, 2011, a term expected to be similar to that of the MITTS.

(2)	The Redemption Amount will not be less than the Minimum Redemption Amount of $9.500 per unit of the MITTS.

(3)	The Starting Value of the Brazil and China Currency Basket will be set to 100 on the pricing date.

The above figures are for purposes of illustration only. The actual amount you receive and the resulting total and pretax annualized rates of return will depend on the actual Participation Rate, Ending Value, and the term of your investment.

Risk Factors

There are important differences between the MITTS and a conventional debt security. An investment in the MITTS involves significant risks, including those listed below. You should carefully review the more detailed explanation of risks relating to the MITTS in the “Risk Factors” sections included in product supplement MITTS-3 and the MTN prospectus supplement identified below under “Additional Terms.” We also urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the MITTS.

▪	Your investment may result in a loss; there is no guaranteed return of principal.

▪	Your yield may be less than the yield on a conventional debt security of comparable maturity.

▪	Changes in the exchange rates of the underlying currencies may offset each other.

▪	You must rely on your own evaluation of the merits of an investment linked to the Brazil and China Currency Basket.

▪

In seeking to provide you with what we believe to be commercially reasonable terms for the MITTS while providing the selling agents with compensation for their services, we have considered the costs of developing, hedging, and distributing the MITTS.

▪	A trading market is not expected to develop for the MITTS.

▪	The Redemption Amount will not be affected by all developments relating to the Brazil and China Currency Basket.

▪

If you attempt to sell your MITTS prior to maturity, their market value, if any, will be affected by various factors that interrelate in complex ways, and their market value may be less than their Original Offering Price.

▪	Payments on the MITTS are subject to our credit risk, and changes in our credit ratings are expected to affect the value of the MITTS.

▪	Purchases and sales by us and our affiliates of the underlying currencies may affect your return.

▪	Our trading and hedging activities may create conflicts of interest with you.

▪	Our hedging activities may affect your return at maturity and the market value of the MITTS.

▪	There may be potential conflicts of interest involving the calculation agent. We have the right to appoint and remove the calculation agent.

▪	The return on your MITTS depends on the exchange rates, which are affected by many complex factors outside of our control.

▪	The exchange rates could be affected by the actions of the governments of Brazil, China, and the United States.

▪	Even though currencies trade around-the-clock, your MITTS will not trade around-the-clock, and the prevailing market prices for your MITTS may not reflect the current exchange rates.

▪	Suspensions or disruptions of market trading in the underlying currencies and the U.S. dollar may adversely affect the value of your MITTS.

▪	The MITTS are payable only in U.S. dollars and you will have no right to receive any payments in any underlying currency.

▪

The U.S. federal income tax consequences of the MITTS are uncertain and may be adverse to a holder of the MITTS. See “Summary Tax Consequences” and “Certain U.S. Federal Income Taxation Considerations” below and “U.S. Federal Income Tax Summary” in product supplement MITTS-3.

Additional Risk Factor

The exchange rate of the Chinese renminbi (yuan) is currently managed by the Chinese government.

On July 21, 2005, the People’s Bank of China, with the authorization of the State Council of the People’s Republic of China, announced that the Chinese renminbi (yuan) exchange rate would no longer be pegged to the U.S. dollar and would float within managed bands, which the People’s Bank of China resets daily. After the closing of the market on each business day, the People’s Bank of China announces the closing price of a foreign currency, such as the U.S. dollar, traded against the Chinese renminbi (yuan) in the interbank foreign exchange market.

The initial adjustment of the Chinese renminbi (yuan) exchange rate was an approximate 2% revaluation from an exchange rate of 8.28 renminbi (yuan) per U.S. dollar to 8.11 renminbi (yuan) per U.S. dollar and, as of July 20, 2009, was 6.8308 renminbi (yuan) per U.S. dollar. The People’s Bank of China has also announced that the daily trading price of the U.S. dollar against the renminbi (yuan) in the interbank foreign exchange market will continue to be allowed to float within a band of 0.5 percent around the central parity published by the People’s Bank of China, while the trading prices of the non-U.S. dollar currencies against the renminbi (yuan) will be allowed to move within a certain band announced by the People’s Bank of China. The People’s Bank of China will announce the closing price of a foreign currency such as the U.S. dollar traded against the renminbi (yuan) in the inter-bank foreign exchange market after the closing of the market on each working day, and will make it the central parity for the trading against the renminbi (yuan) on the following working day. The People’s Bank of China has stated that it will make adjustments of the renminbi (yuan) exchange rate band when necessary according to market developments as well as the economic and financial situation.

Despite the change in their exchange rate regime, the Chinese government continues to manage the valuation of the renminbi (yuan) and, as currently managed, its price movements are unlikely to contribute significantly to either an increase or decrease in the value of the Brazil and China Currency Basket. However, further changes in the Chinese government’s management of the renminbi (yuan) could result in a significant movement in the U.S. dollar/renminbi (yuan) exchange rate. Assuming the value of Brazilian real remains constant, a decrease in the value of the renminbi (yuan) relative to the U.S. dollar, whether as a result of a change in the government’s management of the currency or for other reasons, would result in a decrease in the value of the Brazil and China Currency Basket.

Investor Considerations

You may wish to consider an investment in the MITTS if:

▪

You anticipate that the Ending Value will be greater than the Starting Value. In other words, you anticipate that the value of the Brazil and China Currency Basket will increase over the term of the MITTS.

▪	You anticipate that the exchange rates of the underlying currencies will decrease over the term of the MITTS.

▪	You accept that you may lose up to 5% of your original investment amount if the Ending Value is less than the Starting Value.

▪	You are willing to forgo interest payments on the MITTS, such as fixed or floating rate interest paid on traditional interest bearing debt securities.

▪

You are willing to accept that a trading market is not expected to develop for the MITTS. You understand that secondary market prices for the MITTS, if any, will be affected by various factors, including our actual and perceived creditworthiness.

▪	You are willing to make an investment, the payments on which depend on our creditworthiness, as the issuer of the MITTS.

The MITTS may not be an appropriate investment for you if:

▪

You anticipate that the Ending Value will be less than the Starting Value. In other words, you anticipate that the value of the Brazil and China Currency Basket will decrease over the term of the MITTS.

▪	You anticipate that the exchange rates of the underlying currencies will increase over the term of the MITTS.

▪	You seek 100% principal protection or preservation of capital.

▪	You seek interest payments or other current income on your investment.

▪	You seek assurances that there will be a liquid market if and when you want to sell the MITTS prior to maturity.

▪	You are unwilling or are unable to assume the credit risk associated with us, as the issuer of the MITTS.

Other Provisions

We may deliver the MITTS against payment therefor in New York, New York on a date that is greater than three business days following the pricing date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, trades in the secondary market generally are required to settle in three business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the initial settlement of the MITTS occurs more than three business days from the pricing date, purchasers who wish to trade the MITTS more than three business days prior to the original issue date will be required to specify alternative settlement arrangements to prevent a failed settlement.

If you place an order to purchase the MITTS, you are consenting to each of MLPF&S and its broker-dealer affiliate First Republic acting as a principal in effecting the transaction for your account.

Supplement to the Plan of Distribution

MLPF&S, First Republic, and Banc of America Investment Services, Inc. (“BAI”), each a broker-dealer subsidiary of BAC, are members of the Financial Industry Regulatory Authority, Inc. (formerly the National Association of Securities Dealers, Inc. (the “NASD”)) and will participate as selling agents in the distribution of the MITTS. Accordingly, offerings of the MITTS will conform to the requirements of NASD Rule 2720. Under our distribution agreement with the selling agents, MLPF&S will purchase the MITTS from us on the issue date as principal at the purchase price indicated on the cover of this term sheet, less the indicated selling discount. In the original offering of the MITTS, the MITTS will be sold in minimum investment amounts of 1,000 units.

MLPF&S, First Republic, and BAI may use this Note Prospectus for offers and sales in secondary market transactions and market-making transactions in the MITTS but are not obligated to engage in such secondary market transactions and/or market-making transactions. MLPF&S, First Republic, and BAI may act as principal or agent in these transactions, and any such sales will be made at prices related to prevailing market prices at the time of the sale.

The Brazil and China Currency Basket

The MITTS are designed to allow investors to participate in the movements of the Brazil and China Currency Basket over the term of the MITTS. The Brazil and China Currency Basket is designed to track the value of an equally weighted investment in the Brazilian real and the Chinese renminbi (yuan), based on the exchange rate of each underlying currency relative to the U.S. dollar.

The exchange rate for each underlying currency is expressed as the number of units of the applicable underlying currency for which one U.S. dollar can be exchanged. Accordingly, an increase in the applicable exchange rate means that the value of the relevant underlying currency has decreased against the U.S. dollar and a decrease in the applicable exchange rate means that the value of the relevant underlying currency has increased against the U.S. dollar. Investors should be of the view that the value of the Brazil and China Currency Basket will increase over the term of the MITTS (i.e., the exchange rates of the underlying currencies will decrease relative to the U.S. dollar from the Initial Exchange Rate, determined on the pricing date, to the Final Exchange Rate, determined on a calculation day shortly before the maturity date).

For each underlying currency, the exchange rate will be determined as follows:

•

Brazilian real: the number of Brazilian reais for which one U.S. dollar can be exchanged as reported by Reuters Group PLC (“Reuters”) on page BRFR, or any substitute page thereto, by taking the arithmetic mean of the bid and ask, at approximately 5:00 pm in New York, New York.

•

Chinese renminbi (yuan): the number of Chinese renminbi (yuan) for which one U.S. dollar can be exchanged as reported by Reuters on page SAEC, or any substitute page thereto, at approximately 9:30 a.m. in Beijing, China.

If an exchange rate is not so quoted on the applicable page indicated above, then the exchange rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the calculation agent at approximately 10:00 a.m., New York City time, on the calculation date, or in the case of the Brazilian real, the following business day (as applicable, the “relevant date”), by three leading banks engaged in the interbank market (selected in the sole discretion of the calculation agent and which may be one of our affiliates) (the “Reference Banks”). If fewer than three Reference Banks provide spot quotations, then the exchange rate will be calculated on the basis of the arithmetic mean of the applicable spot quotations received by the calculation agent at approximately 10:00 a.m., New York City time, on the relevant date from two leading commercial banks in New York (selected in the sole discretion of the calculation agent and which may be one of our affiliates), for the purchase or sale for deposits in the relevant currencies. If these spot quotations are available from only one bank, then the calculation agent, in its sole discretion, will determine which quotation is available and reasonable to be used. If no spot quotation is available, then the exchange rate will be the rate the calculation agent, in its sole discretion, determines to be fair and reasonable under the circumstances at approximately 10:00 a.m., New York City time, on the relevant date.

The Starting Value will be set to 100 on the pricing date.

The Ending Value will equal the value of the Brazil and China Currency Basket on the calculation day.

The value of the Brazil and China Currency Basket on the calculation day will equal: 100 + 100 x (the sum of the Weighted Return for each exchange rate), rounded to two decimal places.

The Weighted Return for each exchange rate will be determined by the calculation agent as follows:

• Brazilian real:	Exchange Rate Weighting ×	(	Initial Exchange Rate - Final Exchange Rate	)
Final Exchange Rate

• Chinese renminbi (yuan):	Exchange Rate Weighting ×	(	Initial Exchange Rate - Final Exchange Rate	)
Final Exchange Rate

The formulas above will result in the Weighted Return for an exchange rate being positive when the underlying currency appreciates relative to the U.S. dollar and being negative when that underlying currency depreciates relative to the U.S. dollar. Assuming the exchange rates for every other underlying currency remain the same, any appreciation of an underlying currency relative to the U.S. dollar will result in an increase in the Ending Value while any depreciation of an underlying currency relative to the U.S. dollar will result in a decrease in the Ending Value.

The appreciation of an underlying currency relative to the U.S. dollar will result in a decrease in the applicable exchange rate, while the depreciation of an underlying currency relative to the U.S. dollar will result in an increase in the applicable exchange rate.

The “Exchange Rate Weighting” with respect to each exchange rate will equal 50%, reflecting an equal weighting for each underlying currency in the Brazil and China Currency Basket.

The “Initial Exchange Rate” for each exchange rate will be determined on the pricing date and will be set forth in the final term sheet made available in connection with sales of the MITTS.

The “Final Exchange Rate” for each exchange rate will be determined on the calculation day.

Hypothetical Calculations of the Weighted Returns and the Ending Value

Set forth below are two examples of hypothetical Weighted Return and hypothetical Ending Value calculations (rounded to two decimal places) based on hypothetical Initial Exchange Rates (based upon each exchange rate as of July 20, 2009) and assuming hypothetical Final Exchange Rates for each exchange rate as follows.

Example 1:

Underlying Currency	Exchange Rate Weighting	Hypothetical Initial Exchange Rate	Hypothetical Final Exchange Rate
Brazilian real	50.00%	1.9000	1.4250
Chinese renminbi (yuan)	50.00%	6.8308	7.8554

The hypothetical Weighted Return for each exchange rate is determined as follows:

• Brazilian real:	50% ×	(1.9000 - 1.4250)	= 16.67%
1.4250

• Chinese renminbi (yuan):	50% ×	(6.8308 - 7.8554)	= -6.52%
7.8554

The hypothetical Ending Value would be 110.15, determined as follows:

100 + 100 × (sum of the Weighted Return for each exchange rate), rounded to two decimal places

100 + 100 × (16.67 - 6.52)%

100 + 100 × (10.15%) = 110.15

Example 2:

Underlying Currency	Exchange Rate Weighting	Hypothetical Initial Exchange Rate	Hypothetical Final Exchange Rate
Brazilian real	50.00%	1.9000	2.5650
Chinese renminbi (yuan)	50.00%	6.8308	6.1477

The hypothetical Weighted Return for each exchange rate is determined as follows:

• Brazilian real:	50% ×	(1.9000 - 2.5650)	= -12.96%
2.5650

• Chinese renminbi (yuan):	50% ×	(6.8308 - 6.1477)	= 5.56%
6.1477

The hypothetical Ending Value would be 92.59, determined as follows:

100 + 100 × (sum of the Weighted Return for each exchange rate), rounded to two decimal places

100 + 100 × (-12.96 + 5.56)%

100 + 100 × (-7.41%) = 92.59

Historical Data on the Exchange Rates:

The following tables set forth the high and low daily exchange rates for each underlying currency for the calendar quarters from January 2004 through July 20, 2009. These exchange rates were obtained from publicly available information on Bloomberg, L.P. These exchange rates should not be taken as an indication of the future performance of any of the underlying currencies or the Brazil and China Currency Basket, or as an indication of whether, or to what extent, the Ending Value will be greater than the Starting Value.

As described above, the exchange rate for each underlying currency is expressed as the number of units of the applicable underlying currency for which one U.S. dollar can be exchanged. As a result, the “High” values represent the weakest that currency was relative to the U.S. dollar for the given quarter, while the “Low” values represent the strongest that currency was relative to the U.S. dollar for the given quarter.

Brazilian real

The following table sets forth the highest and lowest daily exchange rates for the Brazilian real for the calendar quarters from January 2004 through July 20, 2009. On July 20, 2009, the exchange rate for the Brazilian real was 1.9000 Brazilian reais per U.S. dollar, as reported by Bloomberg L.P. The Initial Exchange Rate for the Brazilian real will be determined by the calculation agent on the pricing date and will be set forth in the final term sheet made available in connection with sales of the MITTS.

	High	Low
2004
First Quarter	2.9645	2.7820
Second Quarter	3.2118	2.8755
Third Quarter	3.0782	2.8505
Fourth Quarter	2.8800	2.6530

2005
First Quarter	2.7640	2.5665
Second Quarter	2.6588	2.3325
Third Quarter	2.4870	2.2140
Fourth Quarter	2.3800	2.1615

2006
First Quarter	2.3364	2.1040
Second Quarter	2.3525	2.0555
Third Quarter	2.2244	2.1230
Fourth Quarter	2.2000	2.1310

2007
First Quarter	2.1520	2.0395
Second Quarter	2.0475	1.9025
Third Quarter	2.0562	1.8330
Fourth Quarter	1.8484	1.7355

2008
First Quarter	1.8335	1.6625
Second Quarter	1.7399	1.5907
Third Quarter	1.9625	1.5598
Fourth Quarter	2.5120	1.9179

2009
First Quarter	2.4506	1.6625
Second Quarter	2.2733	1.9214
Third Quarter (through July 20, 2009)	2.0035	1.9000

Chinese renminbi (yuan)

The following table sets forth the highest and lowest daily exchange rates for the Chinese renminbi (yuan) for the calendar quarters from January 2004 through July 20, 2009. On July 20, 2009, the exchange rate for the Chinese renminbi (yuan) was 6.8308 Chinese renminbi (yuan) per U.S. dollar, as reported by Bloomberg L.P. The Initial Exchange Rate for the Chinese renminbi (yuan) will be determined by the calculation agent on the pricing date and will be set forth in the final term sheet made available in connection with sales of the MITTS.

	High	Low
2004
First Quarter	8.2775	8.2766
Second Quarter	8.2773	8.2765
Third Quarter	8.2771	8.2765
Fourth Quarter	8.2768	8.2763

2005
First Quarter	8.2766	8.2763
Second Quarter	8.2767	8.2763
Third Quarter	8.2765	8.0871
Fourth Quarter	8.0920	8.0702

2006
First Quarter	8.0702	8.0172
Second Quarter	8.0265	7.9943
Third Quarter	8.0048	7.8965
Fourth Quarter	7.9149	7.8051

2007
First Quarter	7.8170	7.7257
Second Quarter	7.7350	7.6132
Third Quarter	7.6095	7.5036
Fourth Quarter	7.5201	7.2971

2008
First Quarter	7.3071	7.0105
Second Quarter	7.0184	6.8543
Third Quarter	6.8760	6.8109
Fourth Quarter	6.8850	6.8152

2009
First Quarter	6.8487	6.8235
Second Quarter	6.8374	6.8199
Third Quarter (through July 20, 2009)	6.8345	6.8311

While historical information on the Brazil and China Currency Basket will not exist before the pricing date, the following graph sets forth hypothetical monthly historical values of the Brazil and China Currency Basket from December 31, 2003 through June 2009 based upon historical exchange rates as of the end of each month. For purposes of this graph, the value of the Brazil and China Currency Basket was set to 100 as of December 31, 2003 and the value of the Brazil and China Currency Basket as of the end of each month is based upon the hypothetical Ending Value as of the end of that month, calculated as described in the section “The Brazil and China Currency Basket” above. This historical data on the exchange rates as reported by Bloomberg is not necessarily indicative of the future performance of the exchange rates or the Brazil and China Currency Basket or what the value of the MITTS may be. Any historical upward or downward trend in the value of the Brazil and China Currency Basket during any period set forth below is not an indication that the Ending Value will be greater than the Starting Value.

Summary Tax Consequences

You should consider the U.S. federal income tax consequences of an investment in the MITTS, including the following:

•

Although there are no statutory provisions, regulations, published rulings, or judicial decisions addressing the characterization, for U.S. federal income tax purposes, of the MITTS, we intend to treat the MITTS as debt instruments for U.S. federal income tax purposes and, where required, intend to file information returns with the IRS in accordance with such treatment.

•	A U.S. Holder will be required to report original issue discount (“OID”) or interest income based on a “comparable yield” with respect to a MITTS without regard to cash, if any, received on the MITTS.

•

Upon a sale, exchange, or retirement of a MITTS prior to maturity, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, or retirement and the holder’s tax basis in the MITTS. A U.S. Holder generally will treat any gain as ordinary interest income, and any loss as ordinary up to the amount of previously accrued OID and then as capital loss. At maturity, (i) if the actual Redemption Amount exceeds the projected Redemption Amount, a U.S. Holder must include such excess as interest income, or (ii) if the projected Redemption Amount exceeds the actual Redemption Amount, a U.S. Holder will generally treat such excess first as an offset to previously accrued OID for the taxable year, then as an ordinary loss to the extent of all prior OID inclusions, and thereafter as a capital loss.

Certain U.S. Federal Income Taxation Considerations

Set forth below is a summary of certain U.S. federal income tax considerations relating to an investment in the MITTS. The following summary is not complete and is qualified in its entirety by the discussion under the section entitled “U.S. Federal Income Tax Summary” in product supplement MITTS-3, which you should carefully review prior to investing in the MITTS. Capitalized terms used and not defined herein have the meanings ascribed to them in product supplement MITTS-3.

General. There are no statutory provisions, regulations, published rulings, or judicial decisions addressing the characterization, for U.S. federal income tax purposes, of MITTS or other instruments with terms substantially the same as the MITTS. However, although the matter is not free from doubt, under current law, each MITTS should be treated as a debt instrument for U.S. federal income tax purposes. We currently intend to treat the MITTS as debt instruments for U.S. federal income tax purposes and, where required, intend to file information returns with the IRS in accordance with such treatment, in the absence of any change or clarification in the law, by regulation or otherwise, requiring a different characterization of the MITTS. You should be aware, however, that the IRS is not bound by our characterization of the MITTS as indebtedness and the IRS could possibly take a different position as to the proper characterization of the MITTS for U.S. federal income tax purposes. If the MITTS are not in fact treated as debt instruments for U.S. federal income tax purposes, then the U.S. federal income tax treatment of the purchase, ownership, and disposition of the MITTS could differ materially from the treatment discussed below, with the result that the timing and character of income, gain, or loss recognized in respect of a MITTS could differ materially from the timing and character of income, gain, or loss recognized in respect of a MITTS had the MITTS in fact been treated as debt instruments for U.S. federal income tax purposes. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the tax consequences of investing in the MITTS. The following summary assumes that the MITTS will be treated as debt instruments of BAC for U.S. federal income tax purposes.

Interest Accruals. The amount payable on the MITTS at maturity will depend on the performance of the Exchange Rate Measure. We intend to take the position that the “denomination currency” (as defined in the applicable Treasury regulations) of the MITTS is the U.S. dollar and, accordingly, we intend to take the position that the MITTS will be treated as “contingent payment debt instruments” for U.S. federal income tax purposes, subject to taxation under the “noncontingent bond method,” and the balance of this discussion assumes that this characterization is proper and will be respected. Under this characterization, the MITTS generally will be subject to the Treasury regulations governing contingent payment debt instruments. Under those regulations, a U.S. Holder will be required to report OID or interest income based on a “comparable yield” and a “projected payment schedule,” established by us for determining interest accruals and adjustments with respect to a MITTS. A U.S. Holder who does not use the “comparable yield” and follow the “projected payment schedule” to calculate its OID and interest income on a MITTS must timely disclose and justify the use of other estimates to the IRS.

Sale, Exchange, or Retirement of the MITTS. Upon a sale, exchange, or retirement of a MITTS prior to maturity, a U.S. Holder generally will recognize taxable gain or loss equal to the difference between the amount realized on the sale, exchange, or retirement and the holder’s tax basis in the MITTS. A U.S. Holder’s tax basis in a MITTS generally will equal the cost of that MITTS, increased by the amount of OID previously accrued by the holder for that MITTS (without regard to any positive or negative adjustments under the contingent payment debt regulations). A U.S. Holder generally will treat any gain as interest income, and will treat any loss as ordinary loss to the extent of the excess of previous interest inclusions over the total negative adjustments previously taken into account as ordinary losses, and the balance as long-term or short-term capital loss depending upon the U.S. Holder’s holding period for the MITTS. At maturity, (i) if the actual Redemption Amount exceeds the projected Redemption Amount, a U.S. Holder must include such excess as interest income, or (ii) if the projected Redemption Amount exceeds the actual Redemption Amount, a U.S. Holder will generally treat such excess first as an offset to previously accrued OID for the taxable year, then as an ordinary loss to the extent of all prior OID inclusions, and thereafter as a capital loss. The deductibility of capital losses by a U.S. Holder is subject to limitations.

Hypothetical Tax Accrual Table. The following table is based upon a hypothetical projected payment schedule (including a hypothetical Redemption Amount) and a hypothetical comparable yield equal to 3.51% per annum (compounded semi-annually), which is our current estimate of the comparable yield, based upon market conditions as of the date of this term sheet as determined by us for purposes of illustrating the application of the Code and the Treasury regulations to the MITTS as if the MITTS had been issued on August 28, 2009 and were scheduled to mature on August 30, 2011. This tax accrual table is based upon a hypothetical projected payment schedule per $10 principal amount of the MITTS, which would consist of a single payment of $10.7228 at maturity. The following table is for illustrative purposes only, and we make no representations or predictions as to what the actual Redemption Amount will be. The actual “projected payment schedule” will be completed on the pricing date, and included in the final term sheet.

Accrual Period	Interest Deemed to Accrue on the MITTS During Accrual Period (per Unit of the MITTS)	Total Interest Deemed to Have Accrued on the MITTS as of End of Accrual Period (per Unit of the MITTS)
August 28, 2009 to December 31, 2009	$0.1199	$0.1199
January 1, 2010 to December 31, 2010	$0.3583	$0.4782
January 1, 2011 to August 30, 2011	$0.2446	$0.7228

Hypothetical Projected Redemption Amount = $10.7228 per unit of the MITTS.

You should consult your own tax advisor concerning the U.S. federal income tax consequences to you of acquiring, owning, and disposing of the MITTS, as well as any tax consequences arising under the laws of any state, local, foreign, or other tax jurisdiction and the possible effects of changes in U.S. federal or other tax laws. See the discussion under the section entitled “U.S. Federal Income Tax Summary” in product supplement MITTS-3.

Additional Terms

You should read this term sheet, together with the documents listed below (collectively, the “Note Prospectus”), which together contain the terms of the MITTS and supersede all prior or contemporaneous oral statements as well as any other written materials. You should carefully consider, among other things, the matters set forth under “Risk Factors” and “Additional Risk Factors” in the sections indicated on the cover of this term sheet. The MITTS involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting, and other advisors before you invest in the MITTS.

You may access the following documents on the SEC Website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC Website):

▪	Product supplement MITTS-3 dated May 27, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000119312509119151/d424b5.htm

▪	Series L MTN prospectus supplement dated April 21, 2009 and prospectus dated April 20, 2009:

http://www.sec.gov/Archives/edgar/data/70858/000095014409003387/g18667b5e424b5.htm

Our Central Index Key, or CIK, on the SEC Website is 70858.

We have filed a registration statement (including a product supplement, a prospectus supplement, and a prospectus) with the SEC for the offering to which this term sheet relates. Before you invest, you should read the product supplement, the prospectus supplement, and the prospectus in that registration statement, and the other documents relating to this offering that we have filed with the SEC for more complete information about us and this offering. You may get these documents without cost by visiting EDGAR on the SEC Website at www.sec.gov. Alternatively, we, any agent, or any dealer participating in this offering will arrange to send you the Note Prospectus if you so request by calling MLPF&S toll-free at 1-866-500-5408.

Structured Investments Classification

MLPF&S classifies certain structured investments (the “Structured Investments”), including the MITTS, into four categories, each with different investment characteristics. The description below is intended to briefly describe the four categories of Structured Investments offered: Principal Protection, Enhanced Income, Market Participation, and Enhanced Participation. A Structured Investment may, however, combine characteristics that are relevant to one or more of the other categories. As such, a category should not be relied upon as a description of any particular Structured Investment.

Principal Protection: Principal Protected Structured Investments offer full or partial principal protection against decreases in the value of the underlying market measure (or increases in the value of an underlying market measure for bearish Structured Investments), while offering market exposure and the opportunity for a better return than may be available from comparable fixed income securities. Principal protection may not be achieved if the investment is sold prior to maturity.

Enhanced Income: Structured Investments offering enhanced income may offer an enhanced income stream through interim fixed or variable coupon payments. However, in exchange for receiving current income, investors may forfeit upside potential on the underlying asset. These investments generally do not include the principal protection feature.

Market Participation: Market Participation Structured Investments can offer investors exposure to specific market sectors, asset classes, and/or strategies that may not be readily available through traditional investment alternatives. Returns obtained from these investments are tied to the performance of the underlying asset. As such, subject to certain fees, the returns will generally reflect any increases or decreases in the value of such assets. These investments generally do not include the principal protection feature.

Enhanced Participation: Enhanced Participation Structured Investments may offer investors the potential to receive better than market returns on the performance of the underlying asset. Some structures may offer leverage in exchange for a capped or limited upside potential and also in exchange for downside risk. These investments generally do not include the principal protection feature.

The classification of Structured Investments is meant solely for informational purposes and is not intended to fully describe any particular Structured Investment nor guarantee any particular performance.

“MITTS®” and “Market Index Target-Term Securities®” are registered service marks of our subsidiary, Merrill Lynch & Co., Inc.